National General Holdings Corp. Reports Second Quarter 2020 Results

NEW YORK, July 31, 2020 (GLOBE NEWSWIRE) - National General Holdings Corp. (Nasdaq: NGHC) reported second quarter 2020 net income of $157.6 million or $1.37 per diluted share, compared to net income of $69.0 million or $0.60 per diluted share in the second quarter of 2019. Second quarter 2020 operating earnings (non-GAAP)(1) were $157.6 million or $1.36 per diluted share compared to $78.1 million or $0.67 per diluted share in the second quarter of 2019.

Second Quarter 2020 Highlights versus Second Quarter 2019*

•Gross written premium grew by $50.4 million to $1,243.2 million compared to the prior year’s quarter due to our P&C segment growth of 3.2%, driven by the acquisition of National Farmers Union Property and Casualty Company (“Farmers Union Insurance”) in the third quarter of 2019, and organic growth, largely offset by the premium refund provided due to lower miles driven as a result of the COVID-19 pandemic; and our A&H domestic segment growth of 20.2%, excluding our previously sold A&H international business.
•The overall combined ratio(11,12) was 80.5% compared to 90.9% in the prior year’s quarter, excluding non-cash amortization of intangible assets. The P&C segment reported an improved combined ratio to 83.6% from 92.6% in the prior year’s quarter driven by our continued strong underwriting and recent declines in miles driven. The P&C combined ratio includes prior year unfavorable loss development of $8.6 million compared to $10.4 million unfavorable loss development in the prior year’s quarter, and $35.3 million of catastrophe losses related to weather-related events compared to $18.4 million of catastrophe losses in the prior year’s quarter. The A&H segment reported a decrease in the combined ratio to 65.0% from 82.6% in the prior year’s quarter, driven by strong operating results in our small group self-funded and individual products, absence of our international business which was sold in the fourth quarter of 2019, and growth in service and fee income of 51.3%. The A&H combined ratio includes $11.4 million of favorable loss development compared to $8.1 million of favorable loss development in the prior year’s quarter.
•Stockholders’ equity was $3.0 billion and fully diluted book value per share was $22.02 at June 30, 2020, growth of 13.0% and 15.5%, respectively, from December 31, 2019. Excluding accumulated other comprehensive income, fully diluted book value per share was $20.40 at June 30, 2020, growth of 10.7%, from December 31, 2019. Our trailing twelve-month operating return on average equity (ROE)(13) was 18.1% as of June 30, 2020.
•Second quarter of 2020 operating earnings (non-GAAP)(1) excludes the following, net of tax: $0.1 million loss on equity method investments, $4.4 million or $0.04 per share of net gain on investments and $4.2 million or $0.04 per share of non-cash amortization of intangible assets.
•Repurchased 459,083 shares during the second quarter of 2020 as part of our share repurchase program.
•Agreement announced on July 7, 2020 to be acquired by Allstate for expected total consideration of $34.50 per share cash (consisting of $32.00 in cash and an up to $2.50 per share closing dividend), subject to shareholder and regulatory approval and other customary closing conditions.

Barry Karfunkel, National General’s CEO, stated: “Our well diversified platform continues to perform well. With our recently announced agreement to be acquired by Allstate, we look forward to contributing to the greater Allstate. I want to personally thank each and every one of the National General team members for their outstanding and continued work during these unprecedented times and for their continuing contribution to the success of the pending acquisition.”

*NOTE: Unless specified otherwise, discussion of our second quarter 2020 and 2019 results do not include financial results from the Reciprocal Exchanges, which are presented within our consolidated financial results within this release but are not included in net income available to NGHC common stockholders.

Overview of Second Quarter 2020 as Compared to Second Quarter 2019

•Property & Casualty - Gross written premium grew by 3.2% to $1,053.5 million, net written premium increased by 0.4% to $789.4 million, and net earned premium increased by 2.9% to $842.0 million. P&C gross written premium growth was driven by $47.7 million of added premiums from the acquisition of Farmers Union Insurance, and organic growth, largely offset by the premium refund provided due to lower miles driven as a result of the COVID-19 pandemic. Service and fee income was $112.0 million compared to $113.1 million in the prior year’s quarter. Excluding non-cash amortization of intangible assets, the combined ratio(11,12) was 83.6% with a loss and LAE ratio of 59.8% and an expense ratio(10,12) of 23.8%, versus a prior year combined ratio of 92.6% with a loss and LAE ratio of 72.6% and an expense ratio of 20.0%. The loss and LAE ratio was impacted by pre-tax catastrophe losses of approximately $35.3 million primarily related to weather-related events in the second quarter of 2020, compared to $18.4 million of losses in the second quarter of 2019. Unfavorable loss development was $8.6 million in the second quarter of 2020 primarily driven by small business auto, compared to unfavorable loss development of $10.4 million in the second quarter of 2019.

•Accident & Health - Gross written premium grew by $18.0 million compared to the prior year’s quarter due to growth in both our small group self-funded and individual products. Excluding our A&H international business, our A&H domestic segment grew by 20.2% to $189.7 million. Service and fee income grew 51.3% to $80.1 million compared to $52.9 million in the prior year’s quarter. Excluding non-cash amortization of intangible assets, the combined ratio(11,12) was 65.0% with a loss and LAE ratio of 39.5% and an expense ratio(10,12) of 25.5%, versus a prior year combined ratio of 82.6% with a loss and LAE ratio of 52.0% and an expense ratio of 30.6%. The loss and LAE ratio reflects strong performance in both small group self-funded and individual products. Favorable loss development was $11.4 million in the second quarter of 2020, compared to favorable loss development of $8.1 million in the second quarter of 2019.

•Reciprocal Exchanges - Results for the Reciprocal Exchanges are not included in net income available to NGHC common stockholders. Gross written premium was $98.4 million, net written premium was $57.3 million, and net earned premium was $54.8 million. Reciprocal Exchanges combined ratio(11,12) excluding non-cash amortization of intangible assets was 83.1% with a loss and LAE ratio of 54.8% and an expense ratio(10,12) of 28.3%.

Second quarter of 2020 net investment income decreased to $30.5 million, compared to $35.9 million in the second quarter of 2019. Total investments and cash and cash equivalents (including restricted cash) were $5.2 billion as of June 30, 2020. Accumulated other comprehensive income increased to a $186.9 million gain at June 30, 2020, from a $74.5 million gain at December 31, 2019, primarily due to market improvement.

Interest expense was $11.8 million, down from $12.9 million in the prior year’s quarter. Debt was $682.3 million at June 30, 2020, compared to $686.0 million at December 31, 2019.

The second quarter of 2020 provision for income taxes was $49.0 million and the effective tax rate for the quarter was 22.7% compared with income taxes of $22.3 million and an effective rate of 22.2% in the second quarter of 2019.

Stockholders’ equity was $2,995.1 million at June 30, 2020, growth of 13.0% from $2,649.5 million at December 31, 2019. Fully diluted book value per share was $22.02 at June 30, 2020, growth of 15.5% from $19.06 at December 31, 2019. Excluding accumulated other comprehensive income, fully diluted book value per share was $20.40 at June 30, 2020, growth of 10.7%, from December 31, 2019. Our trailing twelve-month operating return on average equity (ROE)(13) was 18.1% as of June 30, 2020.

Year-to-Date P&C Segment Notable Large Losses
Year	Quarter	Event	P&C Notable Large Losses and LAE ($ millions)	P&C Loss and LAE Ratio Points*	EPS Impact After Tax
2020	Q2	Weather-related Events	$35.3	4.2%	$0.24
2020	Q1	Weather-related Events	$8.1	0.9%	$0.06

2019	Q2	Weather-related Events	$18.4	2.2%	$0.13
2019	Q1	Winter Weather	$12.1	1.6%	$0.08

* Loss and LAE ratio points related to P&C net earned premium in quarter the loss event was recorded.

Additional item -

Homeowners Quota Share - Effective July 1, 2020, we cede 20.0% of net liability and receive a 37.0% ceding commission on in-force, new and renewal business, under our homeowners quota share reinsurance agreement.

About National General Holdings Corp.

National General Holdings Corp. (NASDAQ: NGHC), headquartered in New York City, is a specialty personal lines insurance holding company. National General traces its roots to 1939, has a financial strength rating of A- (excellent) from A.M. Best, and provides personal and commercial automobile, homeowners, umbrella, recreational vehicle, motorcycle, lender-placed, supplemental health and other niche insurance products.

# # #

IMPORTANT INFORMATION FOR INVESTORS

Additional Information and Where to Find It

This communication may be deemed solicitation material in respect of the proposed acquisition of National General Holdings Corp. (the “Company”) by The Allstate Corporation. In connection with the merger, the Company plans to file with the Securities and Exchange Commission and furnish its stockholders a proxy statement. Additionally, the Company will file other relevant materials with the Securities and Exchange Commission in connection with the proposed transaction.

The materials to be filed by the Company with the Securities and Exchange Commission may be obtained free of charge at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, stockholders also may obtain free copies of the proxy statement, when available, from the Company by contacting National General Holdings Corp. Investor Relations at 59 Maiden Lane, 38th Floor New York, New York 10038, telephone number (212) 380-9462 or InvestorRelations@ngic.com.

INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER.

Participants in the Solicitation

The Company and its directors, executive officers and other members of management and employees, under the Securities and Exchange Commission rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2020 annual meeting of stockholders and the proxy statement and other relevant materials which may be filed with the Securities and Exchange Commission in connection with the merger when and if they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the merger when and if it becomes available. Additional information regarding the Company’s executive officers and directors in the solicitation is available by reading the Company’s proxy statement for its 2020 annual meeting of stockholders.

# # #
Forward Looking Statements

This news release contains “forward-looking statements” that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “plan,” “expect,” “project,” “intend,” “estimate,” “anticipate” and “believe” or their variations or similar terminology. There can be no assurance that actual developments will be those anticipated by us. Actual results may differ materially from those expressed or implied in these statements as a result of significant risks and uncertainties, including, but not limited to, plans and expectations related to our proposed merger with The Allstate Corporation (“Allstate”), including anticipated timing for closing of the merger, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with Allstate, the inability to complete the proposed merger due to the failure to obtain stockholder approval for the proposed merger or the failure to satisfy other conditions to completion of the proposed merger, the possibility that competing offers will be made, non-receipt of expected payments from insureds or reinsurers, changes in interest rates, a downgrade in the financial strength ratings of our insurance subsidiaries, the potential effect of changes in LIBOR reporting practices, the effects of pandemics or other widespread health problems such as the ongoing COVID-19 pandemic on our business, including our investment portfolio, and the national and global economy generally, the effect of the performance of financial markets on our investment portfolio, our ability to accurately underwrite and price our products and to maintain and establish accurate loss reserves, estimates of the fair value of investments, development of claims and the effect on loss reserves, large loss activity including hurricanes and wildfires, the cost and availability of reinsurance coverage, the effects of emerging claim and coverage issues, the effect of unpredictable catastrophic losses, changes in the demand for our products, our degree of success in integrating acquired businesses, the effect of general economic conditions, state and federal legislation, the effects of tax reform, regulations and regulatory investigations into industry practices, risks associated with conducting business outside the United States, developments relating to existing agreements, disruptions to our business relationships with third party vendors or agencies, breaches in data security or other disruptions involving our technology, heightened competition, changes in pricing environments, and changes in asset valuations. The forward-looking statements contained in this news release are made only as of the date of this release. The Company undertakes no obligation to publicly update any forward-looking statement except as may be required by law. Additional information about these risks and uncertainties, as well as others that may cause actual results to differ materially from those projected, is contained in the Company’s filings with the Securities and Exchange Commission.

Income Statement - Second Quarter
$ in thousands
(Unaudited)

	Three Months Ended June 30,
	2020				2019
	NGHC	Reciprocal Exchanges	Consolidated		NGHC	Reciprocal Exchanges	Consolidated
Revenues:
Gross written premium	$1,243,165	$98,436	$1,341,601		$1,192,762	$121,146	$1,313,908
Net written premium	957,640	57,268	1,014,908		939,178	56,220	995,398
Net earned premium	1,010,782	54,785	1,065,567		984,021	46,630	1,030,651

Ceding commission income	35,530	11,110	46,640		43,346	16,846	60,192
Service and fee income	192,023	2,336	180,592	(A)	166,049	1,516	148,908	(G)
Net investment income	30,523	2,012	31,175	(B)	35,949	2,124	35,131	(H)
Net gain (loss) on investments	5,511	(353)	5,158		(5,274)	44	(5,230)
Total revenues	$1,274,369	$69,890	$1,329,132	(C)	$1,224,091	$67,160	$1,269,652	(I)

Expenses:
Loss and loss adjustment expense	$570,439	$30,007	$600,446		$680,246	$35,289	$715,535
Acquisition costs and other underwriting expenses	219,278	10,100	229,378		185,951	8,175	194,126
General and administrative expenses	257,318	18,858	262,409	(D)	244,827	21,597	247,767	(J)
Interest expense	11,779	1,360	11,779	(E)	12,925	2,942	12,925	(K)
Total expenses	$1,058,814	$60,325	$1,104,012	(F)	$1,123,949	$68,003	$1,170,353	(L)

Income (loss) before provision (benefit) for income taxes	$215,555	$9,565	$225,120		$100,142	$(843)	$99,299
Provision (benefit) for income taxes	48,981	1,526	50,507		22,266	(25)	22,241
Net income (loss) before non-controlling interest and dividends on preferred shares	166,574	8,039	174,613		77,876	(818)	77,058
Less: net income (loss) attributable to noncontrolling interest	—	8,039	8,039		—	(818)	(818)
Net income before dividends on preferred shares	166,574	—	166,574		77,876	—	77,876
Less: dividends on preferred shares	8,925	—	8,925		8,925	—	8,925
Net income available to common stockholders	$157,649	$—	$157,649		$68,951	$—	$68,951

NOTES: Consolidated column includes eliminations as follows: (A) $(13,767), (B) $(1,360), (C) $(15,127), (D) $(13,767),
(E) $(1,360), (F) $(15,127), (G) $(18,657), (H) $(2,942), (I) $(21,599), (J) $(18,657), (K) $(2,942) and (L) $(21,599).

Income Statement - Year To Date
$ in thousands
(Unaudited)

	Six Months Ended June 30,
	2020				2019
	NGHC	Reciprocal Exchanges	Consolidated		NGHC	Reciprocal Exchanges	Consolidated
Revenues:
Gross written premium	$2,627,866	$190,289	$2,818,155		$2,596,971	$226,715	$2,823,686
Net written premium	2,111,948	112,563	2,224,511		2,054,887	105,175	2,160,062
Net earned premium	2,028,390	112,383	2,140,773		1,902,520	92,288	1,994,808

Ceding commission income	72,121	24,824	96,945		94,346	35,380	129,726
Service and fee income	383,180	3,493	360,033	(A)	346,437	2,886	314,415	(G)
Net investment income	60,270	4,195	61,418	(B)	70,232	4,294	68,576	(H)
Net gain (loss) on investments	(557)	(1,146)	(1,703)		(4,508)	(700)	(5,208)
Total revenues	$2,543,404	$143,749	$2,657,466	(C)	$2,409,027	$134,148	$2,502,317	(I)

Expenses:
Loss and loss adjustment expense	$1,220,070	$72,374	$1,292,444		$1,290,030	$77,314	$1,367,344
Acquisition costs and other underwriting expenses	437,023	20,597	457,620		389,284	16,760	406,044
General and administrative expenses	518,197	38,421	529,978	(D)	487,660	43,109	495,861	(J)
Interest expense	23,559	3,047	23,559	(E)	25,924	5,950	25,924	(K)
Total expenses	$2,198,849	$134,439	$2,303,601	(F)	$2,192,898	$143,133	$2,295,173	(L)

Income (loss) before provision (benefit) for income taxes	$344,555	$9,310	$353,865		$216,129	$(8,985)	$207,144
Provision (benefit) for income taxes	77,222	1,457	78,679		46,495	(1,748)	44,747
Net income (loss) before non-controlling interest and dividends on preferred shares	267,333	7,853	275,186		169,634	(7,237)	162,397
Less: net income (loss) attributable to noncontrolling interest	—	7,853	7,853		—	(7,237)	(7,237)
Net income before dividends on preferred shares	267,333	—	267,333		169,634	—	169,634
Less: dividends on preferred shares	16,800	—	16,800		16,800	—	16,800
Net income available to common stockholders	$250,533	$—	$250,533		$152,834	$—	$152,834

NOTES: Consolidated column includes eliminations as follows: (A) $(26,640), (B) $(3,047), (C) $(29,687), (D) $(26,640),
(E) $(3,047), (F) $(29,687) (G) $(34,908), (H) $(5,950), (I) $(40,858), (J) $(34,908), (K) $(5,950) and (L) $(40,858).

Earnings and Per Share Data
$ in thousands, except shares and per share data
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net income available to common stockholders	$157,649	$68,951	$250,533	$152,834
Basic net income per common share	$1.39	$0.61	$2.21	$1.35
Diluted net income per common share	$1.37	$0.60	$2.17	$1.33

Operating earnings attributable to NGHC (non-GAAP)(1)	$157,643	$78,140	$263,402	$167,856
Basic operating earnings per common share (non-GAAP)(1)	$1.39	$0.69	$2.32	$1.48
Diluted operating earnings per common share (non-GAAP)(1)	$1.36	$0.67	$2.27	$1.45

Dividends declared per common share	$0.05	$0.04	$0.10	$0.08

Weighted average number of basic shares outstanding	113,542,628	113,178,552	113,549,952	113,097,084
Weighted average number of diluted shares outstanding	115,720,069	116,050,267	115,898,110	116,062,721
Shares outstanding, end of period	113,397,545	113,215,632
Fully diluted shares outstanding, end of period	115,574,986	116,087,347
Book value per share	$22.44	$17.92
Fully diluted book value per share	$22.02	$17.48

Reconciliation of Net Income to Operating Earnings (Non-GAAP)(1)(13)
$ in thousands, except per share data
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net income available to common stockholders	$157,649	$68,951	$250,533	$152,834
Add (subtract):
Equity in (earnings) losses of equity method investments	160	(731)	3,888	203
Net (gain) loss on investments	(5,511)	5,274	557	4,508
Non-cash amortization of intangible assets	5,343	7,089	11,845	14,305
Income tax expense (benefit)	2	(2,443)	(3,421)	(3,994)
Operating earnings attributable to NGHC (non-GAAP)(1)	$157,643	$78,140	$263,402	$167,856

Operating earnings per common share (non-GAAP)(1):
Basic operating earnings per common share (non-GAAP)(1)	$1.39	$0.69	$2.32	$1.48
Diluted operating earnings per common share (non-GAAP)(1)	$1.36	$0.67	$2.27	$1.45

Balance Sheet
$ in thousands
(Unaudited)

	June 30, 2020				December 31, 2019
ASSETS	NGHC	Reciprocal Exchanges	Consolidated		NGHC	Reciprocal Exchanges	Consolidated
Total investments (2)	$4,853,180	$340,103	$5,085,750	(A)	$4,632,960	$329,494	$4,854,998	(H)
Cash and cash equivalents, including restricted cash	334,771	237	335,008		163,480	983	164,463
Premiums and other receivables, net	1,438,085	49,649	1,487,734		1,373,089	55,859	1,428,948
Reinsurance balances	1,614,713	196,005	1,810,718		1,745,036	225,019	1,970,055
Intangible assets, net	347,686	3,135	350,821		362,598	3,225	365,823
Goodwill	179,328	—	179,328		179,328	—	179,328
Other (3)	776,916	29,364	768,484	(B)	798,675	29,070	792,919	(I)
Total assets	$9,544,679	$618,493	$10,017,843	(C)	$9,255,166	$643,650	$9,756,534	(J)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Unpaid loss and loss adjustment expense reserves	$2,626,314	$200,270	$2,826,584		$2,680,628	$205,786	$2,886,414
Unearned premiums and other revenue	2,102,044	226,403	2,328,447		2,059,688	252,553	2,312,241
Reinsurance payable	437,989	23,907	461,896		527,155	35,689	562,844
Accounts payable and accrued expenses	320,176	45,549	327,929	(D)	306,869	43,323	315,366	(K)
Debt	682,266	107,533	682,266	(E)	686,006	107,456	686,006	(L)
Other	380,766	30,279	411,045		345,366	30,803	376,169
Total liabilities	$6,549,555	$633,941	$7,038,167	(F)	$6,605,712	$675,610	$7,139,040	(M)
Stockholders’ equity:
Preferred stock (4)	$450,000	$—	$450,000		$450,000	$—	$450,000
Common stock (5)	1,139	—	1,139		1,134	—	1,134
Treasury stock, at cost (6)	(8,482)	—	(8,482)		—	—	—
Additional paid-in capital	1,069,152	—	1,069,152		1,065,634	—	1,065,634
Accumulated other comprehensive income	186,864	—	186,864		74,548	—	74,548
Retained earnings	1,296,451	—	1,296,451		1,058,138	—	1,058,138
Total National General Holdings Corp. stockholders’ equity	2,995,124	—	2,995,124		2,649,454	—	2,649,454
Noncontrolling interest	—	(15,448)	(15,448)		—	(31,960)	(31,960)
Total stockholders’ equity	$2,995,124	$(15,448)	$2,979,676		$2,649,454	$(31,960)	$2,617,494
Total liabilities and stockholders’ equity	$9,544,679	$618,493	$10,017,843	(G)	$9,255,166	$643,650	$9,756,534	(N)

NOTES: Consolidated column includes eliminations as follows: (A) $(107,533), (B) $(37,796), (C) $(145,329), (D) $(37,796),
(E) $(107,533), (F) $(145,329), (G) $(145,329) (H) $(107,456), (I) $(34,826), (J) $(142,282), (K) $(34,826), (L) $(107,456),
(M) $(142,282) and (N) $(142,282).

Segment Information - Second Quarter
$ in thousands
(Unaudited)

	Three Months Ended June 30,
	2020				2019
	P&C	A&H	NGHC	Reciprocal Exchanges	P&C	A&H	NGHC	Reciprocal Exchanges
Gross written premium	$1,053,508	$189,657	$1,243,165	$98,436	$1,021,090	$171,672	$1,192,762	$121,146
Net written premium	789,428	168,212	957,640	57,268	786,471	152,707	939,178	56,220
Net earned premium	841,985	168,797	1,010,782	54,785	817,972	166,049	984,021	46,630

Ceding commission income	35,059	471	35,530	11,110	39,418	3,928	43,346	16,846
Service and fee income	111,955	80,068	192,023	2,336	113,112	52,937	166,049	1,516
Total underwriting revenues	$988,999	$249,336	$1,238,335	$68,231	$970,502	$222,914	$1,193,416	$64,992

Loss and loss adjustment expense (A)	503,784	66,655	570,439	30,007	593,922	86,324	680,246	35,289
Acquisition costs and other underwriting expenses	152,384	66,894	219,278	10,100	137,950	48,001	185,951	8,175
General and administrative expenses	199,327	57,991	257,318	18,858	183,535	61,292	244,827	21,597
Total underwriting expenses	$855,495	$191,540	$1,047,035	$58,965	$915,407	$195,617	$1,111,024	$65,061

Underwriting income (loss)	133,504	57,796	191,300	9,266	55,095	27,297	82,392	(69)
Non-cash amortization of intangible assets	4,041	1,302	5,343	30	5,412	1,677	7,089	12
Underwriting income (loss) before amortization and impairment	$137,545	$59,098	$196,643	$9,296	$60,507	$28,974	$89,481	$(57)

Underwriting ratios
Loss and loss adjustment expense ratio (7)	59.8%	39.5%	56.4%	54.8%	72.6%	52.0%	69.1%	75.7%
Operating expense ratio (Non-GAAP) (8)	24.3%	26.3%	24.6%	28.3%	20.7%	31.6%	22.5%	24.5%
Combined ratio (Non-GAAP) (9)	84.1%	65.8%	81.0%	83.1%	93.3%	83.6%	91.6%	100.2%

Underwriting ratios (before amortization and impairment)
Loss and loss adjustment expense ratio (7)	59.8%	39.5%	56.4%	54.8%	72.6%	52.0%	69.1%	75.7%
Operating expense ratio (Non-GAAP) (10)	23.8%	25.5%	24.1%	28.3%	20.0%	30.6%	21.8%	24.4%
Combined ratio before amortization and impairment (Non-GAAP) (11)	83.6%	65.0%	80.5%	83.1%	92.6%	82.6%	90.9%	100.1%

(A) Loss and loss adjustment expenses for the three months ended June 30, 2020 included $8,584 of unfavorable loss development on prior accident year loss and loss adjustment expense reserves in the P&C segment, and $11,430 of favorable loss development in the A&H segment, versus $10,396 of unfavorable loss development in the P&C segment, and $8,135 of favorable loss development in the A&H segment for the three months ended June 30, 2019.

Segment Information - Year To Date
$ in thousands
(Unaudited)

	Six Months Ended June 30,
	2020				2019
	P&C	A&H	NGHC	Reciprocal Exchanges	P&C	A&H	NGHC	Reciprocal Exchanges
Gross written premium	$2,251,184	$376,682	$2,627,866	$190,289	$2,166,755	$430,216	$2,596,971	$226,715
Net written premium	1,775,520	336,428	2,111,948	112,563	1,701,999	352,888	2,054,887	105,175
Net earned premium	1,694,887	333,503	2,028,390	112,383	1,574,891	327,629	1,902,520	92,288

Ceding commission income	71,090	1,031	72,121	24,824	87,827	6,519	94,346	35,380
Service and fee income	222,588	160,592	383,180	3,493	232,488	113,949	346,437	2,886
Total underwriting revenues	$1,988,565	$495,126	$2,483,691	$140,700	$1,895,206	$448,097	$2,343,303	$130,554

Loss and loss adjustment expense (A)	1,071,814	148,256	1,220,070	72,374	1,118,957	171,073	1,290,030	77,314
Acquisition costs and other underwriting expenses	301,658	135,365	437,023	20,597	283,435	105,849	389,284	16,760
General and administrative expenses	400,454	117,743	518,197	38,421	367,730	119,930	487,660	43,109
Total underwriting expenses	$1,773,926	$401,364	$2,175,290	$131,392	$1,770,122	$396,852	$2,166,974	$137,183

Underwriting income (loss)	214,639	93,762	308,401	9,308	125,084	51,245	176,329	(6,629)
Non-cash amortization of intangible assets	9,228	2,617	11,845	60	10,897	3,408	14,305	23
Underwriting income (loss) before amortization and impairment	$223,867	$96,379	$320,246	$9,368	$135,981	$54,653	$190,634	$(6,606)

Underwriting ratios
Loss and loss adjustment expense ratio (7)	63.2%	44.5%	60.1%	64.4%	71.0%	52.2%	67.8%	83.8%
Operating expense ratio (Non-GAAP) (8)	24.1%	27.4%	24.6%	27.3%	21.0%	32.1%	22.9%	23.4%
Combined ratio (Non-GAAP) (9)	87.3%	71.9%	84.7%	91.7%	92.0%	84.3%	90.7%	107.2%

Underwriting ratios (before amortization and impairment)
Loss and loss adjustment expense ratio (7)	63.2%	44.5%	60.1%	64.4%	71.0%	52.2%	67.8%	83.8%
Operating expense ratio (Non-GAAP) (10)	23.6%	26.6%	24.1%	27.3%	20.3%	31.1%	22.2%	23.4%
Combined ratio before amortization and impairment (Non-GAAP) (11)	86.8%	71.1%	84.2%	91.7%	91.3%	83.3%	90.0%	107.2%

(A) Loss and loss adjustment expenses for the six months ended June 30, 2020 included $13,055 of unfavorable loss development on prior accident year loss and loss adjustment expense reserves in the P&C segment, and $16,238 of favorable loss development in the A&H segment, versus $4,882 of unfavorable loss development in the P&C segment, and $18,987 of favorable loss development in the A&H segment for the six months ended June 30, 2019.

Reconciliation of Operating Expense Ratio (Non-GAAP)(8,10,12)
$ in thousands
(Unaudited)

	Three Months Ended June 30,
	2020				2019
	P&C	A&H	NGHC	Reciprocal Exchanges	P&C	A&H	NGHC	Reciprocal Exchanges
Total underwriting expenses	$855,495	$191,540	$1,047,035	$58,965	$915,407	$195,617	$1,111,024	$65,061
Less: Loss and loss adjustment expense	503,784	66,655	570,439	30,007	593,922	86,324	680,246	35,289
Less: Ceding commission income	35,059	471	35,530	11,110	39,418	3,928	43,346	16,846
Less: Service and fee income	111,955	80,068	192,023	2,336	113,112	52,937	166,049	1,516
Operating expense (Non-GAAP) (8)	204,697	44,346	249,043	15,512	168,955	52,428	221,383	11,410
Net earned premium	$841,985	$168,797	$1,010,782	$54,785	$817,972	$166,049	$984,021	$46,630
Operating expense ratio (Non-GAAP) (8)	24.3%	26.3%	24.6%	28.3%	20.7%	31.6%	22.5%	24.5%

Total underwriting expenses	$855,495	$191,540	$1,047,035	$58,965	$915,407	$195,617	$1,111,024	$65,061
Less: Loss and loss adjustment expense	503,784	66,655	570,439	30,007	593,922	86,324	680,246	35,289
Less: Ceding commission income	35,059	471	35,530	11,110	39,418	3,928	43,346	16,846
Less: Service and fee income	111,955	80,068	192,023	2,336	113,112	52,937	166,049	1,516
Less: Non-cash amortization of intangible assets	4,041	1,302	5,343	30	5,412	1,677	7,089	12
Operating expense before amortization and impairment (Non-GAAP) (10)	200,656	43,044	243,700	15,482	163,543	50,751	214,294	11,398
Net earned premium	$841,985	$168,797	$1,010,782	$54,785	$817,972	$166,049	$984,021	$46,630
Operating expense ratio before amortization and impairment (Non-GAAP) (10)	23.8%	25.5%	24.1%	28.3%	20.0%	30.6%	21.8%	24.4%

Reconciliation of Operating Expense Ratio (Non-GAAP)(8,10,12)
$ in thousands
(Unaudited)

	Six Months Ended June 30,
	2020				2019
	P&C	A&H	NGHC	Reciprocal Exchanges	P&C	A&H	NGHC	Reciprocal Exchanges
Total underwriting expenses	$1,773,926	$401,364	$2,175,290	$131,392	$1,770,122	$396,852	$2,166,974	$137,183
Less: Loss and loss adjustment expense	1,071,814	148,256	1,220,070	72,374	1,118,957	171,073	1,290,030	77,314
Less: Ceding commission income	71,090	1,031	72,121	24,824	87,827	6,519	94,346	35,380
Less: Service and fee income	222,588	160,592	383,180	3,493	232,488	113,949	346,437	2,886
Operating expense (Non-GAAP) (8)	408,434	91,485	499,919	30,701	330,850	105,311	436,161	21,603
Net earned premium	$1,694,887	$333,503	$2,028,390	$112,383	$1,574,891	$327,629	$1,902,520	$92,288
Operating expense ratio (Non-GAAP) (8)	24.1%	27.4%	24.6%	27.3%	21.0%	32.1%	22.9%	23.4%

Total underwriting expenses	$1,773,926	$401,364	$2,175,290	$131,392	$1,770,122	$396,852	$2,166,974	$137,183
Less: Loss and loss adjustment expense	1,071,814	148,256	1,220,070	72,374	1,118,957	171,073	1,290,030	77,314
Less: Ceding commission income	71,090	1,031	72,121	24,824	87,827	6,519	94,346	35,380
Less: Service and fee income	222,588	160,592	383,180	3,493	232,488	113,949	346,437	2,886
Less: Non-cash amortization of intangible assets	9,228	2,617	11,845	60	10,897	3,408	14,305	23
Operating expense before amortization and impairment (Non-GAAP) (10)	399,206	88,868	488,074	30,641	319,953	101,903	421,856	21,580
Net earned premium	$1,694,887	$333,503	$2,028,390	$112,383	$1,574,891	$327,629	$1,902,520	$92,288
Operating expense ratio before amortization and impairment (Non-GAAP) (10)	23.6%	26.6%	24.1%	27.3%	20.3%	31.1%	22.2%	23.4%

Premiums by Product Line
$ in thousands
(Unaudited)

	Three Months Ended June 30,
	Gross Written Premium			Net Written Premium			Net Earned Premium
	2020	2019	Change	2020	2019	Change	2020	2019	Change
Property & Casualty
Personal Auto	$612,927	$611,312	0.3%	$533,242	$511,952	4.2%	$561,548	$542,834	3.4%
Homeowners	205,211	190,037	8.0%	84,257	108,404	(22.3)%	99,368	102,008	(2.6)%
RV/Packaged	57,801	61,314	(5.7)%	55,882	58,167	(3.9)%	46,956	49,411	(5.0)%
Small Business Auto	60,717	83,829	(27.6)%	46,429	65,420	(29.0)%	53,733	60,059	(10.5)%
Lender-placed insurance	103,922	58,859	76.6%	64,674	37,214	73.8%	71,102	60,278	18.0%
Other	12,930	15,739	(17.8)%	4,944	5,314	(7.0)%	9,278	3,382	174.3%
Total Premium	$1,053,508	$1,021,090	3.2%	$789,428	$786,471	0.4%	$841,985	$817,972	2.9%

Accident & Health
Group	89,467	75,036	19.2%	69,217	57,960	19.4%	69,232	57,949	19.5%
Individual	100,190	82,799	21.0%	98,995	82,652	19.8%	99,565	83,916	18.6%
Total Premium Domestic	$189,657	$157,835	20.2%	$168,212	$140,612	19.6%	$168,797	$141,865	19.0%
International	—	13,837	(100.0)%	—	12,095	(100.0)%	—	24,184	(100.0)%

Total National General	$1,243,165	$1,192,762	4.2%	$957,640	$939,178	2.0%	$1,010,782	$984,021	2.7%
Total National General (A)	$1,243,165	$1,178,925	5.4%	$957,640	$927,083	3.3%	$1,010,782	$959,837	5.3%

Reciprocal Exchanges
Personal Auto	$37,382	$43,984	(15.0)%	$34,281	$18,661	83.7%	$31,714	$16,093	97.1%
Homeowners	60,160	76,140	(21.0)%	22,667	37,211	(39.1)%	22,741	30,225	(24.8)%
Other	894	1,022	(12.5)%	320	348	(8.0)%	330	312	5.8%
Total Premium	$98,436	$121,146	(18.7)%	$57,268	$56,220	1.9%	$54,785	$46,630	17.5%

Consolidated Total	$1,341,601	$1,313,908	2.1%	$1,014,908	$995,398	2.0%	$1,065,567	$1,030,651	3.4%

(A) Excludes A&H international product line which was sold in the fourth quarter of 2019.

Premiums by Product Line
$ in thousands
(Unaudited)

	Six Months Ended June 30,
	Gross Written Premium			Net Written Premium			Net Earned Premium
	2020	2019	Change	2020	2019	Change	2020	2019	Change
Property & Casualty
Personal Auto	$1,407,424	$1,377,993	2.1%	$1,235,549	$1,170,872	5.5%	$1,141,050	$1,053,388	8.3%
Homeowners	370,464	342,079	8.3%	172,800	193,649	(10.8)%	190,851	186,066	2.6%
RV/Packaged	110,929	113,165	(2.0)%	107,860	109,764	(1.7)%	96,248	99,716	(3.5)%
Small Business Auto	133,469	169,707	(21.4)%	105,028	139,606	(24.8)%	113,158	127,692	(11.4)%
Lender-placed insurance	199,366	134,797	47.9%	142,143	79,284	79.3%	140,769	101,996	38.0%
Other	29,532	29,014	1.8%	12,140	8,824	37.6%	12,811	6,033	112.3%
Total Premium	$2,251,184	$2,166,755	3.9%	$1,775,520	$1,701,999	4.3%	$1,694,887	$1,574,891	7.6%

Accident & Health
Group	177,005	139,974	26.5%	138,688	111,910	23.9%	138,702	111,912	23.9%
Individual	199,677	166,991	19.6%	197,740	166,775	18.6%	194,801	166,151	17.2%
Total Premium Domestic	$376,682	$306,965	22.7%	$336,428	$278,685	20.7%	$333,503	$278,063	19.9%
International	—	123,251	(100.0)%	—	74,203	(100.0)%	—	49,566	(100.0)%

Total National General	$2,627,866	$2,596,971	1.2%	$2,111,948	$2,054,887	2.8%	$2,028,390	$1,902,520	6.6%
Total National General (A)	$2,627,866	$2,473,720	6.2%	$2,111,948	$1,980,684	6.6%	$2,028,390	$1,852,954	9.5%

Reciprocal Exchanges
Personal Auto	$69,191	$80,846	(14.4)%	$63,355	$34,306	84.7%	$64,637	$31,954	102.3%
Homeowners	119,396	143,940	(17.1)%	48,592	70,227	(30.8)%	47,074	59,716	(21.2)%
Other	1,702	1,929	(11.8)%	616	642	(4.0)%	672	618	8.7%
Total Premium	$190,289	$226,715	(16.1)%	$112,563	$105,175	7.0%	$112,383	$92,288	21.8%

Consolidated Total	$2,818,155	$2,823,686	(0.2)%	$2,224,511	$2,160,062	3.0%	$2,140,773	$1,994,808	7.3%

(A) Excludes A&H international product line which was sold in the fourth quarter of 2019.

Fee Income
$ in thousands
(Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2019	Change	2020	2019	Change
Property & Casualty
Service and Fee Income	$111,955	$113,112	(1.0)%	$222,588	$232,488	(4.3)%
Ceding Commission Income	35,059	39,418	(11.1)%	71,090	87,827	(19.1)%
Property & Casualty	$147,014	$152,530	(3.6)%	$293,678	$320,315	(8.3)%

Accident & Health
Service and Fee Income
Group	$43,241	$32,862	31.6%	$83,723	$63,236	32.4%
Individual	2,265	1,242	82.4%	4,482	3,378	32.7%
Medicare Sales	11,078	5,159	114.7%	22,790	12,260	85.9%
Third Party Fee	23,484	13,674	71.7%	49,597	35,075	41.4%
Total Service and Fee Income	80,068	52,937	51.3%	160,592	113,949	40.9%
Ceding Commission Income	471	3,928	(88.0)%	1,031	6,519	(84.2)%
Accident and Health	$80,539	$56,865	41.6%	$161,623	$120,468	34.2%

Total National General	$227,553	$209,395	8.7%	$455,301	$440,783	3.3%

Reciprocal Exchanges
Service and Fee Income	$2,336	$1,516	54.1%	$3,493	$2,886	21.0%
Ceding Commission Income	11,110	16,846	(34.0)%	24,824	35,380	(29.8)%
Reciprocal Exchanges	$13,446	$18,362	(26.8)%	$28,317	$38,266	(26.0)%

Consolidated Total (A)	$227,232	$209,100	8.7%	$456,978	$444,141	2.9%

NOTES: (A) Consolidated Total includes eliminations between National General and the Reciprocal Exchanges in Service and Fee Income of $(13,767) and $(18,657) in the three months ended June 30, 2020 and 2019, respectively, and $(26,640) and $(34,908) in the six months ended June 30, 2020 and 2019, respectively.

Additional Disclosures
(1) References to operating earnings and basic and diluted operating earnings per share (“EPS”) are non-GAAP financial measures defined by the Company as net income/loss and basic and diluted earnings per share excluding after-tax net gain or loss on investments (including credit loss on investments in debt securities and foreign exchange gain or loss), earnings or losses of equity method investments (related parties), deferred tax asset impairment, non-cash impairment of goodwill and non-cash amortization of intangible assets, and any significant non-recurring or infrequent items that may not be indicative of ongoing operations. The Company believes operating earnings and basic and diluted operating EPS are relevant measures of the Company’s profitability because operating earnings and basic and diluted operating EPS contain the components of net income upon which the Company’s management has the most influence and excludes factors outside management’s direct control and non-recurring items. Other companies may calculate these measures differently, and therefore, their measures may not be comparable to those used by National General. Please see the Non-GAAP Financial Measures table within this release for the reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measure.
(2) Total investments includes $235,458 and $238,841 from related parties at June 30, 2020 and December 31, 2019, respectively.
(3) Other includes $2,405 and $2,391 from related parties at June 30, 2020 and December 31, 2019, respectively.
(4) Preferred stock: $0.01 par value - authorized 10,000,000 shares, issued and outstanding 2,565,120 shares - June 30, 2020; authorized 10,000,000 shares, issued and outstanding 2,565,120 shares - December 31, 2019.
(5) Common stock: $0.01 par value - authorized 150,000,000 shares, issued 113,856,628 and outstanding 113,397,545 shares - June 30, 2020; authorized 150,000,000 shares, issued and outstanding 113,368,811 shares - December 31, 2019.
(6) Treasury stock, at cost: 459,083 shares - June 30, 2020.
(7) Loss and loss adjustment expense ratio (loss ratio) is calculated by dividing loss and loss adjustment expense by net earned premium.
(8) Operating expense ratio is a non-GAAP financial measure defined by the Company, which is commonly used in the insurance industry. The Company calculates the ratio by dividing operating expense by net earned premium. Operating expense consists of the sum of acquisition and other underwriting costs and general and administrative expenses less ceding commission income and service and fee income. The ratio is used as an indicator of the Company’s efficiency in acquiring and servicing its business.
(9) Combined ratio is a non-GAAP financial measure defined by the Company, which is commonly used in the insurance industry. The Company calculates the ratio by adding the loss and loss adjustment expense ratio(7) and the operating expense ratio (non-GAAP)(8) together. The ratio is used as an indicator of the Company’s underwriting discipline, efficiency in acquiring and servicing its business, and overall underwriting profit. Management uses operating expense ratio (non-GAAP) and combined ratio (non-GAAP) to evaluate financial performance against historical results and establish targets. A combined ratio under 100% generally indicates an underwriting profit, while over 100% an underwriting loss.
(10) Operating expense ratio before amortization and impairment is a non-GAAP financial measure defined by the Company, which is commonly used in the insurance industry. The Company calculates the ratio by dividing the operating expense before amortization and impairment by net earned premium. Operating expense before amortization and impairment consists of the sum of acquisition and other underwriting costs and general and administrative expenses less ceding commission income, service and fee income, non-cash amortization of intangible assets and non-cash impairment of goodwill. The ratio is used as an indicator of the Company’s efficiency in acquiring and servicing its business. Management believes that this measure provides a more useful comparison to the operating expense ratio of other insurance companies involved in fewer acquisitions.
(11) Combined ratio before amortization and impairment is a non-GAAP financial measure defined by the Company, which is commonly used in the insurance industry. The Company calculates the ratio by adding the loss and loss adjustment expense ratio(7) and the operating expense ratio before amortization and impairment (non-GAAP)(10) together. The ratio is used as an indicator of the Company’s underwriting discipline, efficiency in acquiring and servicing its business, and overall underwriting profit. Management believes that this measure of underwriting profitability provides a more useful comparison to the combined ratio of other insurance companies involved in fewer acquisitions. A combined ratio under 100% generally indicates an underwriting profit, while over 100% an underwriting loss.

(12) Combined ratio (non-GAAP), operating expense ratio (non-GAAP), combined ratio before amortization and impairment (non-GAAP) and operating expense ratio before amortization and impairment (non-GAAP) are considered non-GAAP financial measures under applicable SEC rules. Other companies may calculate these ratios differently, and therefore, their measures may not be comparable to those used by National General. Please see the Non-GAAP Financial Measures table within this release for the reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measure.
(13) Trailing twelve month operating return on average equity is the ratio of the previous twelve months operating earnings (non-GAAP) to average shareholders’ equity for the same twelve-month period. Average shareholders’ equity is the sum of the shareholders’ equity excluding preferred stock at the beginning and end of the period divided by two. In the opinion of the Company’s management this ratio is an important indicator of how well management creates value for its shareholders through its operating activities and capital management. Other companies may calculate these measures differently, and therefore, their measures may not be comparable to those used by National General. Please see the Non-GAAP Financial Measures table within this release for the reconciliation of net income to operating earnings, which is the Non-GAAP component of the operating return on average equity.
(14) Combined ratio excluding losses from various weather-related events, is calculated by taking the combined ratio as defined in Note 11, and adjusting it to exclude the total net losses of $35.3 million and $18.4 million from these events for the three months ended June 30, 2020 and 2019, respectively. The Company believes this measure enhances investors’ understanding of our results by eliminating what we believe are volatile and unusual events.

Year		Combined Ratio (11)	Impact of Weather-related Events	Combined Ratio Excluding Weather-related Events (14)
2020	P&C Segment	83.6%	4.2%	79.4%

2020	Overall NGHC	80.5%	3.5%	77.0%

2019	P&C Segment	92.6%	2.2%	90.4%

2019	Overall NGHC	90.9%	1.2%	89.7%

(15) Our products in the P&C segment include personal auto, homeowners, RV/Packaged, small business auto, lender-placed insurance and other products. The personal auto product includes policies for standard, preferred and nonstandard automobile insurance. The homeowners product includes multiple-peril policies and personal umbrella coverage to the homeowner. The RV/Packaged product offers policies that include RV automatic personal effects coverage, optional replacement cost coverage, RV storage coverage and full-time liability coverage. The small business auto product offers policies that include liability and physical damage coverage for light-to-medium duty commercial vehicles. The lender-placed insurance product offers fire, home and flood products, as well as collateral protection insurance and guaranteed asset protection products for automobiles. Our products and revenue in the A&H segment include group, individual and third party fees. The group product includes revenue from our small group self-funded product. The individual product line includes revenue from our supplemental products including short-term medical, accident/AD&D, hospital indemnity, cancer/critical illness, dental and term life insurance. Medicare fees include commission and general agent fees for selling Medicare policies issued by third-party insurance companies as well as revenue from our Medicare Supplement product. Third party fees include commission and general agent fees for selling policies issued by third-party insurance companies, fees generated through selling our technology products to third parties.

Investor Contact

Clifford Gallant
SVP of Capital Strategy and Investor Relations
Phone: 212-380-9462
Email: Clifford.Gallant@NGIC.COM